

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 5, 2016

J. Stephen Feinour, Jr., Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103-7018

Re:     **OSI ETF Trust, File Nos. 811-23167; 333-212418**

Dear Mr. Feinour:

On July 6, 2016, OSI ETF Trust ("Trust"), filed an initial registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") to offer shares in the Trust's seventeen series (each a "Fund" and, collectively, the "Funds"):

> O'Shares FTSE Russell U.S. Quality High Dividend ETF
> O'Shares FTSE Russell U.S. Quality Value Dividend ETF
> O'Shares FTSE Russell U.S. Quality Growth Dividend ETF
> O'Shares FTSE Russell Mid-Cap Quality Dividend ETF
> O'Shares FTSE Russell Small Cap Quality Dividend ETF
> O'Shares FTSE Russell Small and Mid-Cap Quality Dividend ETF
> O'Shares FTSE Russell International Quality Dividend ETF
> O'Shares FTSE Russell International Quality Dividend ETF (Currency Hedged)
> O'Shares FTSE Russell Emerging Markets Quality Dividend ETF
> O'Shares FTSE Russell Emerging Markets Quality Dividend ETF (Currency Hedged)
> O'Shares Quality Aggregate Bond ETF
> O'Shares Quality Investment Grade Corporate Bond ETF
> O'Shares High Yield Corporate Bond ETF
> O'Shares Quality Short Term Investment Grade Corporate Bond ETF
> O'Shares Quality Short Term High Yield Corporate Bond ETF
> O'Shares Quality Preferred Stock ETF
> O'Shares Quality Senior Loan ETF

We have reviewed the registration statement and our preliminary comments are set forth below. For convenience, we have generally organized our comments using the captions and page numbers from the registration statement. Please note that where a comment is made with respect to one series or in one location, it is applicable to all of the same or similar disclosure relating to other series or appearing elsewhere in the registration statement.

## General Comments

1.  We note that many portions of the filing are incomplete or bear a notation that missing information will be provided in a subsequent filing or amendment. We expect to have additional comments when you supply the omitted information in a pre-effective amendment, or on disclosures made in response to this letter, or on exhibits added in a pre-effective amendment.

2.  We note that the description of principal risk factors appears to contain identical boilerplate across all 17 funds, even when a given risk would appear to be heightened for a particular fund. For example, the description of "liquidity risk" is exactly the same for the FTSE Russell U.S. Quality High Dividend ETF, which would invest primarily in publicly-listed large- and mid-cap stocks, and the Quality Senior Loan ETF, which would invest primarily in loans that are less liquid than securities traded on national exchanges and thus involve greater risk than securities with more liquid markets.

    We note that Form N-1A requires a fund to disclose the principal risks of investing in the fund, including the risks to which the fund's *particular* portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the fund's net asset value, yield, or total return. *See* Items 4(b) and 9(c) of Form N-1A. We further note that the Item 4 summary section is intended to summarize the key information that is important to an investment decision and foster comparison between funds.

    Since the type or types of securities in which certain of the Funds will primarily invest are different, the attendant risks, and the relative degree of such risks, will likely also differ depending on the Fund's circumstances. Therefore, we request that you review the risk disclosures for the Funds and revise them to more closely tailor the risk disclosures relative to the principal objectives and strategies so that investors can better distinguish between the varying risks, and varying degrees of risk, of investing in the Funds.

### Prospectus

### O'Shares FTSE Russell U.S. Quality High Dividend ETF

Investment Objective, page 1

3.  Please identify the name of the Fund's underlying target index. In your response letter, please also inform the staff how long the target index has existed.

    *   If the target index is new, please add a corresponding principal risk factor for "**new index risk**" to the Principal Investment Risks sections of the prospectus and the SAI disclosing that the index has a limited performance history and it is possible that a new index may experience errors in its construction.

    *   Additionally, please provide the staff with a courtesy copy of a "white paper" or

similar documentation that describes the detailed index methodology, if applicable, pursuant to Rule 418 under the Securities Act of 1933.

Fees and Expenses, page 1

4. Please complete the fee table and footnote 3 addressing the fee waiver and expense reimbursement agreement. Please confirm that the fee waiver and expense limitation agreement will be in effect for no less than one year from the effective date of the Fund's registration statement. See Instruction 3(e) to Item 3 of Form N-1A. In addition, please confirm that the adviser may not recoup any previously waived or reimbursed expenses.

5. The last sentence of footnote 3 to the fee table states: *"This **undertaking** can only be **changed** with the approval of the Board of Trustees of the Trust."* (Emphasis added).

   • Please change "undertaking" to "fee waiver and expense reimbursement," and also revise the disclosure to indicate who can "terminate" the agreement and under what circumstances. See Instruction 3(e) to Item 3 of Form N-1A.

   • In addition, please confirm in your response that the Board has no present intention to terminate the agreement for one year following the effective date of the registration statement.

6. Please confirm that the example following the fee table will reflect the expense reimbursement and/or fee waiver agreement only for those periods in which the contractual agreement is in effect.

Principal Investment Strategies, page 2

7. The first paragraph in this section states: *"The Fund employs a 'passive management' or 'rules based' investment approach that seeks to track the performance of the U.S. High Dividend Target Index."*

   • Please revise to clarify that the Fund seeks to track the performance of the target index "before fees and expenses" to be consistent with the Fund's stated investment objective.

8. The second paragraph states: *"The U.S. High Dividend Target Index is designed to measure the performance of publicly-listed large-capitalization and mid-capitalization issuers with high dividend yields in the United States **that meet certain market capitalization, liquidity, high quality, low volatility and dividend yield thresholds**, as determined by FTSE-Russell (the "Index Provider"). **The high quality and low volatility requirements are designed to reduce exposure to high dividend equities that have experienced large price declines**, as may occur with some dividend investing strategies."* (Emphasis added).

- In the Principal Investment Strategies section, please expand the disclosure regarding what the U.S. High Dividend Target Index is designed to achieve.  More specifically, please describe the market capitalization, liquidity, high quality, low volatility and dividend yield "thresholds" that the Index is subject to.

- Additionally, please briefly explain what the market capitalization, liquidity, and divided yield threshold requirements are designed to do with respect to the Fund's investment exposure (as the Fund has explained with respect to the high quality and low volatility requirements).

9. The third paragraph states in part:  *"The Index Provider selects and weights securities for the U.S. High Dividend Target Index **based on a proprietary approach that combines the following three factors**: 1) high quality, including measures of profitability, operating efficiency, earnings quality and leverage, 2) low volatility, and 3) high dividend yield for the twelve months preceding each annual reconstitution.  Individual index constituent weights are capped at 5% at each quarterly rebalance to avoid overexposure to any single security and are tested for liquidity semi-annually. The U.S. High Dividend Target Index's investable universe includes real estate investment trusts ("REITs")."* (Emphasis added).

    Please enhance the narrative disclosure about the index methodology and how the index provider selects and weights securities based on a multi-factor approach.  More specifically:

    - We note that the first paragraph of the Principal Investment Strategies section states that "**[t]he Fund** employs a "passive management" or "rules based" investment approach. . ." (Emphasis added).  Pease clarify whether the *index provider's* proprietary approach to investment selection is also rules based, and if so, to what degree (e.g., is the process entirely rules based, or does the process permit any discretion on the part of the index provider or the Fund's adviser?).

    - Please explain how each of the index methodology factors is defined or assessed.

    - Please clarify how the "combination" of the multiple factors will make a security eligible or ineligible for inclusion in the underlying target index.  For instance, if a certain security does not display desired characteristics of all three of the enumerated factors, is it ineligible for inclusion?

    - Please explain how the multi-factor approach will affect the weighting of a selected security up to the 5% cap.  For example, are securities weighted based on their relative exposure to each factor?

10. The fourth paragraph states in part:  *"Under normal market conditions, the Fund will invest at least 80% of its total assets in the components of the U.S. High Dividend Target Index."*

    - Please revise this policy to provide that, under normal circumstances, the Fund will invest at least 80% of its total assets, *plus the amount of any borrowings for* *investment purposes*, in the components of the index.  See Rules 35d-1(a)(2)(i) and 35d-1(d)(2) under the Investment Company Act of 1940 (the "Investment Company Act").

- We also note that the Rule 35d-1 adopting release states that index funds are generally expected to invest more than 80% of their assets in investments connoted by the applicable index.  Please supplementally confirm that the Fund will comply with the requirements of Rule 35d-1.  *See* Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001), at text accompanying note 16.

11. The fourth paragraph states in part: *"To the extent that the U.S. High Dividend Target Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, **the Fund is expected to concentrate to approximately the same extent**. As of [  ], 2016, the U.S. High Dividend Target Index was concentrated in the [___] sectors."* (Emphasis added).

   - Please identify the industries and/or sectors in which the underlying target index is concentrated.  Also, in the Principal Investment Risks sections of the prospectus and the SAI, please include corresponding risk factors for the specific industries or sectors in which the index, and thus the Fund, will be concentrated.

*12.* The fifth paragraph states: *"The Fund may invest up to 20% of its total assets in investments not included in the U.S. High Dividend Target Index, but which the Adviser believes will help the Fund track the U.S. High Dividend Target Index. For example, there may be instances in which the Adviser may choose to purchase or sell investments including ETF and other investment company securities, **derivatives, such as [____]**, and cash and cash equivalents as substitutes for one or more U.S. High Dividend Target Index components or in anticipation of changes in the U.S. High Dividend Target Index's components."* (Emphasis added).

   - Please clarify whether the adviser is limited to ETFs and other investment company securities, derivatives, and cash and cash equivalent investments with respect to the (up to) 20% of the Fund's assets that are not invested in components of the underlying target index.

   - Please note that since the Fund may invest in derivative instruments, the types of derivatives used, the purpose for which they are used, and the attendant risks must be described with specificity in the Principal Investment Strategies and Principal Investment Risks sections of the prospectus.  Please review and revise the Fund's disclosure in light of the observations from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov.

13. The sixth paragraph states in part:  *"The Index Provider, in consultation with the Adviser, developed the U.S. High Dividend Target Index methodology."*

- Please supplementally inform the staff how the index was developed, and advise us as to whether the Index Provider is affiliated with the Trust, the Adviser, the Portfolio Manager(s), the Fund, or the principals of any of these entities

- Please advise the staff as to whether the index provider will continue to be "in consultation with the Adviser" in connection with any of its responsibilities for the ongoing maintenance, calculation, and administration of the underlying target index. Will there be any restrictions on communications between the index provider, calculation agent, adviser, and/or the Fund's portfolio managers? If so, please describe any such restrictions in your response.

Principal Investment Risks, pages 2-4

14. With respect to the "**Derivatives Risk**" factor, please briefly explain that derivatives, including options, swaps, caps, floors, collars, futures and forwards, are instruments for which performance is derived from the performance of an underlying reference security, index, currency, or interest rate. Disclose that the use of derivatives can lead to losses because of adverse movements in the price or value of the underlying asset, index, currency or rate, which may be magnified by certain features of a derivative instrument. Additionally, please explain that 1) the ability to successfully use derivatives depends in part on the investment advisor's ability to predict pertinent market movements, which cannot be assured, and may result in losses greater than if they had not been used; and 2) the derivatives markets are a focus of recent legislation, and the extent and impact of such regulation is not yet known. Recent legislation may make derivatives more costly, may limit the availability of derivatives and may affect the value or performance of derivatives.

15. With respect to the "**Dividend Paying Stocks Risk**" factor, please consider expanding the disclosure to explain that certain stocks included in the underlying index are deemed to be dividend-paying stocks for the twelve months preceding each annual reconstitution pursuant to the underlying index's methodology, but the methodology may be unsuccessful in creating an index that emphasizes dividend-paying stocks.

16. The "**Premium-Discount Risk**" factor states in part: *"Fund shares may trade above or below their NAV."* For clarity, please add the words "on the Exchange" or "in the secondary market" to the end of this sentence. In addition, please state that this risk is separate and distinct from the risk that the NAV of Fund shares may decrease.

17. With respect to the "**REIT Risk**" factor, please briefly explain what a REIT is. Please also disclose that some REITs may concentrate their investments in specific geographic areas or in specific property types and the potential effect of such concentration.

18. With respect to the "**Tracking Error Risk**" factor, please add an introductory sentence to the narrative risk disclosure explaining that the performance of an index-based ETF may vary from the actual performance of the fund's target index, known as "tracking error."

19. The "**Volatility Risk**" factor states in part: "*There is a risk that the present and future volatility of a security,* ***relative to the market index****, will not be the same as it has historically been and thus that the U.S. High Dividend Target Index will not be exposed to the less volatile securities* ***in the index universe****.*" (Emphasis added). Please revise this disclosure to clarify the meaning of this sentence. More specifically, please clarify what the phrases "relative to the market index" and "securities in the index universe" mean.

20. Please add a risk factor for "**Market Risk**" (or, in the alternative, add general disclosure on market risk to the risk factor captioned "Market Events Risk"). In the corresponding narrative, please disclose the risk that the value of a particular security held by the Fund, or shares of the Fund in general, will fluctuate in response to various factors (e.g., the general condition of the relevant stock market, changes in interest rates, inflation, the financial condition of a securities issuer, perceptions of the issuer, political or economic events affecting the issuer, etc.).

21. Please consider adding a risk factor for "**Multifactor Risk**." In the corresponding narrative, explain that the underlying index, and thus the Fund, seeks to provide exposure to [*identify the certain types of securities*] based on [*identify the index methodology factors*]. Explain that there can be no assurance that targeting exposure to such investment factors will enhance the Fund's performance over time, and that targeting exposure to such investment factors may detract from performance in some market environments, perhaps for extended periods.

22. We note that the Fund's investment adviser, O'Shares Investment Advisers, LLC, appears to be newly formed. Please add a risk factor for "**New Adviser Risk**" disclosing that the adviser is newly registered as of [*identify the month and year of such registration*]. To the extent that any of the adviser's principals do not have prior experience managing an ETF, please disclose this and note that this may limit the adviser's effectiveness.

23. Please add a risk factor for "**New Fund Risk**" disclosing that the Fund is new with no operating history, and therefore there can be no assurance that the Fund will be able to implement its investment strategy or that the Fund will grow to or maintain an economically viable size, which might lead the Board to determine to liquidate the Fund without shareholder approval at a time that is not favorable for all Fund shareholders and that may trigger income tax consequences for shareholders.

24. Please add a risk factor for "**Sampling Risk**" disclosing that the Fund's use of a representative sampling approach will result in its holding smaller number of securities than are in the underlying target index, and as a result, an adverse development respecting an issuer of a security held by the Fund could result in a greater decline in NAV than would be the case if the Fund used a full replication strategy and held all of the securities in the underlying index.

25. Please add a risk factor for "**Quality Stocks Risk**" explaining that **t**hat stocks included in the underlying target index are deemed to be quality stocks pursuant to the underlying index's methodology, which may be unsuccessful in creating an index that emphasizes quality

stocks, and there is no guarantee that the past performance of these stocks will continue as many factors can affect a stock's quality and performance.  Please also explain that the issuers of these stocks may experience lower than expected returns or may experience negative growth, as well as increased leverage, resulting in lower than expected or negative returns to the Fund.

26. With respect to the comments provided above, please note any applicability to the other series in the Trust, and revise the disclosure for each series accordingly.

**O'Shares FTSE Russell U.S. Quality Value Dividend ETF**

Principal Investment Risks, page 9

27. With respect to the "**Value Stock Risk**" factor, please consider expanding the disclosure to explain that certain stocks included in the underlying index are deemed to be value stocks pursuant to the underlying index's methodology, but the methodology may be unsuccessful in creating an index that emphasizes value stocks and there is no guarantee that the past performance of these stocks will continue.

**O'Shares FTSE Russell U.S. Quality Growth Dividend ETF**

Principal Investment Risks, page 13

28. With respect to the "**Growth Stock Risk**" factor, please consider expanding the narrative risk disclosure to explain that certain stocks included in the underlying index are deemed to be growth stocks pursuant to the underlying index's methodology, but the methodology may be unsuccessful in creating an index that emphasizes growth stocks and there is no guarantee that the past performance of these stocks will continue.

**O'Shares FTSE Russell International Quality Dividend ETF**

Principal Investment Risks, page 33

29. With respect to the "**Depositary Receipts Risk**" factor, please consider whether the disclosure should be expanded to explain risks including, but not necessarily limited to, the following: 1) depositary receipts may be less liquid than the underlying shares in their primary trading market;  2) any distributions paid to the holders of depositary receipts, such as the Fund, may be subject to a fee charged by the depositary; and 3) holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

30. With respect to the comment above, please note any applicability to the other series in the Trust, and revise the disclosure for each series accordingly.


**O'Shares FTSE Russell International Quality Dividend ETF (Currency Hedged)**

Principal Investment Strategy, page 38

31. The fourth paragraph in this section indicates that the Fund will "enter into forward currency contracts or futures contracts" to hedge against declines in the relative value of foreign currencies in which the target index's components are denominated against the U.S. dollar. Please revise the disclosure to clarify which contracts the Fund will buy and/or sell to effectuate the hedging component of its strategy.

Principal Investment Risks, page 40

32. With respect to the "**Hedging Risk**" factor, please consider adding a sentence to the risk disclosure explaining that hedging against a decline in the value of a currency does not eliminate fluctuations in the value of a portfolio security denominated in that currency or prevent a loss if the value of the security declines.

33. We note that the Fund's Principal Investment Strategies section states in part at page 38: "*Under normal market conditions, the Fund will invest at least 80% of its total assets in the components of the International Hedged Target Index and in depositary receipts representing such securities ("80% policy"), **including indirectly through the O'Shares FTSE Russell International Quality Dividend ETF (the "Underlying Fund")***." (Emphasis added).

   - Please add a risk factor for "**Fund of Funds Risk**." In the corresponding narrative, explain that that the Fund will pursue its investment objective, at least in part, by investing its assets in the underlying fund (i.e., another fund in the O'Shares fund complex), rather than solely investing directly in the securities, cash, or other investments that are in the components of the Fund's underlying target index. Explain that the Fund's investment performance will thus depend, in part, on the investment performance of the underlying fund in which it invests.

34. With respect to the comments above, please note any applicability to the other series in the Trust (e.g., the O'Shares FTSE Russell Emerging Markets Quality Dividend ETF (Currency Hedged)), and revise the disclosure for each series accordingly.

**O'Shares Quality Aggregate Bond ETF**

Principal Investment Strategies, page 56

35. With respect to the fixed-income securities that are selected for the index, please disclose

any requirements or limitations regarding the duration of the securities. If the Adviser will attempt to maintain the duration of the Fund at a level similar to that of the underlying index, please disclose this, as well as the duration of the index as of a recent date. Additionally, please consider whether including "duration risk" in the Principal Investment Risks section of the prospectus would be appropriate, and if so, explain that a portfolio with a longer average portfolio duration is more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration and disclose that the longer-term securities in which the Fund invests may be volatile.

36. The second paragraph under the heading "Principal Investment Strategies" states in part: "*The [_____ Index] is designed to measure the performance of liquid, U.S. dollar-denominated investment grade bonds with certain credit quality metrics including lower leverage, higher interest expense coverage and strong cash flow, as well as yield and liquidity thresholds, selected from the total U.S. investment-grade bond market.*" If accurate, please add the phrase "as determined by the index provider" to the end of this sentence for clarity.

37. The second paragraph goes on to state in part: "*The [____ Index] includes investment-grade U.S. Treasury bonds, government-related bonds, corporate bonds, mortgage-backed pass through securities (including those issued or guaranteed by the Government National Mortgage Association ("Ginnie Mae") and U.S. government-sponsored entities, such as the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac")), commercial mortgage-backed securities and asset-backed securities that are publicly offered for sale in the United States.*"

- With respect to the fixed-income securities that are selected for the index, please disclose the requirements or limitations regarding the duration of the selected securities, if any.

- If the Adviser will attempt to maintain the duration of the Fund at a level similar to that of the underlying index, please disclose this, as well as the duration of the index as of a recent date.

- Please consider whether including a "**Duration Risk**" factor in the Principal Investment Risks sections of the prospectus and the SAI would be appropriate. If so, please explain that a portfolio with longer average portfolio duration is more sensitive to changes in interest rates than a portfolio with shorter average portfolio duration and disclose that the longer-term securities in which the Fund invests may be volatile.

- Regarding the Fund's principal strategy to invest in commercial mortgage-backed securities and asset-backed securities, please tell us what specific types of non-agency mortgage backed and asset-backed securities the Fund may invest in. Additionally, please tell us how much the Fund will invest in entities that rely on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act, including whether there is any limit on the amount the Fund can invest in such an entity, and whether these investments will be treated as illiquid investments by the Fund. Please note that we may have more comments after reviewing your response.

38. The third paragraph states in part: "*The constituents of the [_____ Index] are selected from the [_____ Index]. Currently, the bonds eligible for inclusion in the [_____ Index] include U.S. dollar-denominated bonds **that have an average rating of investment grade** . . . Investment grade securities are securities rated Baa3 or BBB- (or the equivalent) or better by a nationally recognized statistical rating organization, or, if unrated, determined to be of comparable quality.*" (Emphasis added).

   - Please explain the reason for including the phrase "that have an average rating of investment grade." Will the underlying target index, and thus the Fund, contain any securities rated below investment grade? If so, please delete the phrase "that have an average rating of investment grade," as it might give the misleading impression that a portfolio with this average weighing is subject to the same degree of risk as a portfolio consisting entirely of investment grade securities. In such case, please revise to explicitly state that the Fund may invest in securities rated below investment grade and include a corresponding risk factor for "**High-Yield Debt Securities Risk**" in the Principal Investment Risks section.

   - Please add a risk factor for "**Investment Grade Securities Risk**" in the Principal Investment Risks section. Please explain that the value of these securities may decline with increases in interest rates, both because increases in rates generally decrease values, and also because increased rates may signal an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings, including at a level sufficient to maintain interest and principal payments.

   - Please revise to clarify *who* will determine whether an unrated bond is of comparable quality to a rated investment grade security (e.g., the adviser).

39. The fourth paragraph states in part: "*Interactive Data Pricing and Reference Data LLC (the "Index Provider") selects and weights securities for the [_____ Index] based on a proprietary approach that combines the following 3 factors: 1) higher credit quality, including measures of leverage, interest expense coverage and cash flow, 2) a yield threshold and 3) liquidity. Individual index constituent weights are capped at [__%] at each quarterly rebalance to avoid overexposure to any single security and are tested for liquidity semi-annually.*"

   Please provide additional narrative disclosure about the index methodology and how the index provider selects and weights securities based on a multi-factor approach. More specifically:

- We note that the first paragraph of the Principal Investment Strategies section states that the Fund employs a "rules based" investment approach. Pease clarify whether the index provider's proprietary approach is also rules based.

- Please clarify how the "combination" of the multiple factors would make a security eligible or ineligible for inclusion or exclusion in the underlying index (e.g., whether a security that does not display desired characteristics of all three factors is ineligible for inclusion).

- Please explain how the index provider assesses the "yield threshold" and "liquidity" factors (e.g., what measures are used).

- Please explain how the multi-factor approach will affect the weighting of a selected security up to the [___%] cap. For example, are securities weighted based on their relative exposure to each factor?

## O'Shares Quality High Yield Corporate Bond ETF

40. The staff believes that the Fund's name, which includes both the terms "quality" and "high yield," may be likely to confuse or mislead investors about the Fund's investments and risks.

   We note the staff's position that the term "quality," when used in a fund name that also suggests fixed income investments, should be synonymous with "investment grade. Additionally, a fund that uses the term "quality" in the name of a fixed income fund should have a policy to invest at least 80% of its assets in investment grade securities.

   Here, the term "quality" in the Fund's name suggests that it focuses on a particular type of investment (i.e., investment grade securities) on the one hand, while the term "high yield" suggests that it focuses on a speculative type of investment (i.e., "junk") on the other hand. Because the Fund's disclosure indicates that it will invest at least 80% of its total assets in high yield corporate bonds that have an average rating below investment grade, we believe the use of the term "quality" in the Fund's name may be inappropriate.

   - Please consider removing the term "quality" from the Fund's name, or, in the alternative, please explain why the Fund believes that the use of the term "quality" in its name is clear, consistent with the Fund's intended investments, and an appropriate signal to investors as to the particular investment emphasis of the Fund in securities rated below investment grade. We may have further comments upon reviewing your response.

   Principal Investment Strategies, page 66

41. The third paragraph under the heading "Principal Investment Strategies" states in part: "*Currently, the bonds eligible for inclusion in the [_____ Index] include U.S. dollar-denominated corporate bonds that: 1) are issued by companies domiciled in the U.S. and 2)*

*have an **average rating below investment grade**.*"  (Emphasis added). Please disclose that such bonds are also known as "junk bonds."

42. With respect to the comments above, please note any applicability to the other series in the Trust (e.g., the O'Shares Quality Short Term High Yield Corporate Bond ETF), and revise the disclosure for each series accordingly.

### O'Shares Quality Short Term Investment Grade Corporate Bond ETF

Principal Investment Strategies, page 71

43. The third paragraph under the heading "Principal Investment Strategies" states in part: "*Currently, the bonds eligible for inclusion in the [_____ Index]  include U.S. dollar-denominated corporate bonds that: 1) are issued by companies domiciled in the U.S., 2) have an average rating of investment grade and 3) **have a maturity not longer than 5 years**.*" (Emphasis added).

   We note that the Division of Investment Management has taken the position that funds that use terms such as "short term" in their name should generally have a dollar-weighted average maturity of no more than three years, whereas Funds with a dollar-weighted average maturity between three and ten years should use "intermediate term." See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) at Question 11. (http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm)

   - Please explain why the Fund believes that the use of the term "short term" in its name is reasonable and appropriate given that the disclosure indicates that the Fund will primarily invest in bonds that "have a maturity not longer than 5 years."

### O'Shares Quality Preferred Stock ETF

Principal Investment Strategies, page 81

44. The fourth paragraph under the heading "Principal Investment Strategies" states in part: "*The [_____ Index] may include many different categories of preferred stock, such as floating, variable and fixed-rate preferreds, callable preferreds, convertible preferreds, cumulative and non-cumulative preferreds, trust preferreds or various other traditional and hybrid issues of preferred stock.*"

   - Please add corresponding  risk factors specific to the issues of preferred stock in which the Fund will principally invest (e.g., "**Call Risk**," "**Convertible Securities Risk**," "**Variable Rate Securities Risk**," etc.) to the Principal Investment Risks section and/or the section called "More Information about the Funds' Principal Investment Risks."

### O'Shares Quality Senior Loan ETF

Principal Investment Strategies, page 86

45. The third paragraph under the heading "Principal Investment Strategies" states in part: "***Senior loans are generally defined to include*** *leveraged loans, bank loans and/or floating rate loans*." (Emphasis added). Please revise the disclosure to more specifically indicate how the Fund's *adviser* defines senior loans and what the definition includes.

46. The fourth paragraph indicates that the Fund generally will purchase loans from banks or other financial institutions through assignments or participations, and may also sell loans it holds though these means.

    • Please add a corresponding risk factor for "**Risks of Loan Assignments and Participations**" to the Principal Investment Risks section and/or the section called "More Information about the Funds' Principal Investment Risks."

47. The fifth paragraph states in part: "*The constituents of the [_____ Index] are selected from the [_____ Index]. Currently, the senior loans eligible for inclusion in the [_____ Index] include U.S. dollar-denominated senior loans that: 1) are issued by companies domiciled in the U.S. and 2)* ***have an average rating above [____]***." (Emphasis added).

    • We note that the Principal Risks Section includes a risk factor for "High-Yield Debt Securities Risk" on page 87, however there is no corresponding discussion of whether the underlying target index, and thus the Fund, will include securities rated below investment grade as a principal strategy. Please advise the staff of the extent to which the index will include 1) loans that are expected to be below investment grade quality and/or bear variable interest rates that periodically reset; and 2) loans of borrowers that are distressed and/or have filed for bankruptcy protection. Please revise the disclosure as appropriate in the Principal Investment Strategies section.

    • Please advise the staff whether, and to what extent, the Fund expects to invest in high-yield bonds rated below investment grade quality, or, if unrated, are deemed by the Fund's adviser to be of comparable quality.

    • If the Fund will primarily invest in loans and/or bonds that are expected to be below investment grade quality, or, if unrated, are deemed by the Fund's adviser to be of comparable quality, please see and apply names rule comments given above to the O'Shares Quality Senior Loan ETF (regarding the names of funds that contain the term "quality" despite a policy to invest at least 80% of the fund's assets in speculative fixed income securities that are rated below investment grade).

Principal Investment Risks, page 87

48. Generally, we note that the risk disclosure in the section titled "Principal Investment Risks" does not appear to adequately summarize the risks attendant to a principal investment in

senior loans that the Fund will bear, nor does it adequately disclose the potential effects of such risk on the Fund.  For example, the risk factor for "Senior Loan Risk" on page 88 states only:  "*The risk that investing in senior loans exposes the Fund to **heightened credit risk, call risk, settlement risk and liquidity risk**. If an issuer of a senior loan prepays or redeems the loan prior to maturity, the Fund will have to reinvest the proceeds in other senior loans or instruments that may pay lower interest rates.*"  (Emphasis added).

- Please supplement the Fund's Item 4 risk factor disclosure.

We also note that despite being identified on page 88 as "heightened" risks associated with senior loans in the Item 4 disclosure, we note that there are no risk factors for "call risk" and "settlement risk" in the Funds' Item 9 disclosures in the section of the prospectus titled "More Information about the Funds' Principal Investment Risks," nor are these risk factors discussed in the risk factor captioned "Senior Loan Risk in that section. Further, the "Credit Risk" and "Liquidity Risk" factors in the Item 9 disclosures do not address the "heightened" risks associated with senior loans.

- Please add sub-captions for **Call Risk**, **Settlement Risk**, **Credit Risk**, and **Liquidity Risk** to the Item 9 "Senior Loan Risk" factor (at page 121) and add or expand the discussion of these risk factors to disclose the heightened risks of investing in senior loans with specificity.

More Information About the Funds' Principal Investment Strategies, pages 91-106

49. We observe that each Fund's disclosure regarding its respective principal investment strategies responsive to both Items 4(a) and 9(b) of Form N-1A substantially repeats and is nearly identical.  Please note that Item 9 of Form N-1A requires a more comprehensive discussion of both the principal strategies and principal risks that affect a fund's portfolio than the summary discussion required in response to Item 4.  Please see the Staff's June 2014 IM Guidance Update (No. 2014-8) ("2014 Mutual Fund Disclosure Guidance"), which sets forth the Staff's observations about this issue.

- Please review each Fund's Item 9 principal strategy disclosure and revise, where appropriate, to include greater detail. Please enhance the Funds' disclosure responsive to Item 9(b)(2), and explain in general terms how the investment adviser will decide which securities to buy and sell for the discretionary portion of each fund's portfolio (i.e., since up to 20% of each fund's total assets may be allocated to investments not included in the underlying index, please describe how the adviser will choose to purchase or sell such investments or choose to overweight securities in the underlying index).

Portfolio Managers, pages 124-125

50. Please include a statement adjacent to the portfolio managers' biographies [to be added in a subsequent filing] indicating that the SAI provides additional information about the portfolio

managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the Fund.  See Item 10(a)(2) of Form N-1A.

Portfolio Holdings Information and Distribution and Service Plan, page 129

51. Please capitalize defined terms when first used and use such terms consistently throughout the registration statement thereafter.  Additionally, please use the long form and define the relevant shorthand term or phrase before using a short form.  While we provide several examples of instances where capitalized or short forms have not been defined on page 129 of the prospectus, we note that this comment should be applied generally throughout the registration statement.

- The second sentence of the paragraph following the heading "Portfolio Headings Information" states:  "*In addition, the **Deposit Securities** and **Fund Securities** that should be delivered in exchange for purchases and redemptions of Creation Units are publicly disseminated daily via the **NSCC**.*" (Emphasis added).   We note that the capitalized terms "Deposit Securities" and "Fund Securities" are never defined in the prospectus, nor do these terms appear to be used again in either the prospectus or the SAI.  Additionally, the shorthand for "NSCC" is not defined in the prospectus, and is not otherwise defined until page 35 of the SAI.

- The first sentence of the paragraph following the heading "Distribution and Service Plan" makes a reference to "the Distributor."  However, we note that this term is not defined until later on page 133.

Dividends and Distributions, page 130

52. With regard to the second paragraph following this heading, please consider breaking up the paragraph into two smaller paragraphs for ease of reading—one paragraph listing those funds that will distribute income dividends, if any, to shareholders on an annual basis, and another paragraph listing those funds that will distribute income dividends, if any, to shareholders on a monthly basis.

Annual and Semi-Annual Reports, page 133

53. Please revise the disclosure to reflect the correct zip code for the SEC's Public Reference Room, which is 20549-1520.  See Item 1(b)(3) to Form N-1A.

## **Statement of Additional Information ("SAI")**

54. Investments in Other Investment Companies.  Page 15 of the SAI states in part:  "*The Funds also may invest in private investment funds, vehicles, or structures.*"  Please confirm to the staff that the Funds will not invest more than 15% in private investment vehicles and that the Funds will treat such private investments as illiquid assets subject to the Funds' 15% limitation on investments in illiquid securities.

55. <u>Trustee Table</u>.  Page 24 of the SAI indicates that the number of funds in the fund complex overseen by interested trustee Connor O'Brien is nineteen (19).  However, we note that the initial registration statement on Form N-1A purports to register shares of seventeen (17) series.  Please explain the difference in the two numbers or revise as appropriate.

56. <u>Board Structure</u>.  We note that page 25 of the SAI states that the Trust's chairman of the board is an interested trustee.  It also appears that the Trust has determined not to appoint a lead independent trustee.  Please review this disclosure and revise to indicate why the Trust has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Trust.  <u>See</u> Item 17(b) (1) of Form N-1A.

57. <u>Control Persons and Principal Holders of Securities</u>.  Page 27 of the SAI states in part:  "***Prior to the commencement of investment operations and the public launch of the Funds***, *the Adviser owned all of the initial Shares issued by the Funds.*"  (Emphasis added).

   - Please revise to provide the information on control and principal holders for each fund as of a date no more than 30 days prior to the date of filing the registration statement (e.g., "as of the date of this SAI . . ."). <u>See</u> Item 18 of Form N-1A.

   - Additionally, please revise this section of the SAI to add the statement required by Item 18(c) of Form N-1A.

58. <u>Portfolio Manager Table</u>.  With regard to the portfolio managers table on Page 27 of the SAI, we note that the column heading for "Other Pooled Investment Vehicles*" contains an asterisk with no corresponding footnote or other explanation for the asterisk.  Please advise the staff as to the meaning of the inclusion of the asterisk in the column heading and revise if appropriate.

59. <u>Portfolio Manager Compensation</u>.  Page 27 of the SAI states in part:  "*The annual incentive bonus opportunity provides cash bonuses and equity ownership based upon the overall firm's performance and individual contributions. At this stage in the growth of the firm, equity ownership is the key incentive compensation for rewarding managers. Principal consideration is given to appropriate risk management, teamwork and investment support activities in determining the annual bonus amount.*"

   - Please enhance the disclosure with respect to compensation based on individual performance and contributions to identify any benchmark used to measure performance and state the length of the period over which individual performance is measured.  <u>See</u> Item 20(b) of Form N-1A

60. <u>Code of Ethics</u>.  Page 30 of the SAI states in part:  "***The Trust and Adviser*** *have each adopted a code of ethics ("Code of Ethics"),* ***as required by applicable law****, which is designed to prevent their affiliated persons from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Funds (which*

*may also be held by persons subject to a Code of Ethics) . . . **The Trust's and the Adviser's Codes of Ethics are on file with the SEC** and are available to the public.*"  (Emphasis added).

The section titled "Service Providers" on page 133 of the Funds' prospectus states in part: "*[____] (the "Distributor") **is the principal underwriter** and distributor of the Funds' shares*." (Emphasis added).

- We note that Item 17(e) of Form N-1A requires "a brief statement disclosing whether the Fund and its investment adviser *and principal underwriter* have adopted codes of ethics . . ." Please advise the staff regarding whether the principal underwriter has adopted or will adopt a code of ethics. If so, please revise the disclosure to state as such, and file a copy of the document as an exhibit to the registration statement.

- Also, please revise the disclosure to clarify whether the codes of ethics of each entity listed in the SAI were adopted pursuant to Rule 17j-1 of the Investment Company Act. See Item 17(e) of Form N-1A.

61. <u>Distribution and Service Plan</u>.  Page 32 of the SAI states in part:  "*The Board has adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the 1940 Act ("Plan"). In accordance with its Plan, the Fund is authorized to pay an amount up to [0.25]% of its average daily net assets each year **for certain distribution-related activities***." (Emphasis added).

- Please revise this disclosure to describe the material aspects of the plan, including a list of the principal types of activities for which payments are or will be made.  See Item 19(g)(1) of Form N-1A.

## **Part C – Other Information**

<u>Exhibits</u>

62. We note you anticipate filing several exhibits by amendment.  Please note that we review, and frequently comment upon, these exhibits.  Please allow sufficient time to resolve any comments we may have.

\*   \*   \*   \*   \*   \*

Please respond to this letter in the form of a pre-effective amendment for the Trust. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position.  We may have further comments after reviewing your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require and have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions regarding this letter, please call me at (202) 551-5616.

Sincerely,

/s/ Lauren A. Sprague
Senior Counsel